Report of Developed

Oil and Gas Reserves for

Capital City Energy Group, Inc.

Effective Date: December 31, 2014

Pursuant to the Guidelines of the Securities and

Exchange Commission for Reporting Corporate

Reserves and Future Net Revenue

Prepared For:

Capital City Energy Group, Inc.

1135 Dublin Rd, Suite 122-D

Columbus, Ohio 43215

Date of this Report: October 13, 2016

Submitted By:

__________________________________

Shumway Resources, LLC

137 E Dublin Granville Rd Suite E

Worthington, Ohio 43085

(614) 846-1391

www.shumwayresources.com

137 E. Dublin Granville Rd. Ste. E

Worthington, Ohio 43085

Tel: (614) 846-1391

w w w. s h u m wa y r e s o u r c e s . c o m

October 13, 2016

Mr. Timothy S. Shear

Chief Executive Officer

Capital City Energy Group, Inc.

1135 Dublin Rd, Suite 122-D

Columbus, Ohio 43215

Re:

Evaluation Summary – SEC Price

Pursuant to the Guidelines of the Securities and

Capital City Energy Group, Inc.

Exchange Commission for Reporting Corporate

Total Proved Oil and Gas Reserves – Various States

Reserves and Future Net Revenue

As of December 31, 2014

Mr. Shear:

As requested, Shumway Resources, LLC has prepared a reserve and economic evaluation of certain oil and gas interests owned by Capital City Energy Group, Inc. (CCEG). The CCEG interests are in producing oil and gas properties located in various states within the United States of America. This reserve and economic evaluation considers 100% of the total oil and gas reserves of CCEG. This report includes results for an SEC pricing scenario.

This report was completed October 13, 2016 and has an effective date of December 31, 2014. The report is summarized as follows:

ESTIMATED REMAINING

NET RESERVES

FUTURE NET INCOME

Present Value

RESERVE

Oil

Gas

Undiscounted

Disc. @ 10%

CLASSIFICATION

(Mbbl)

(MMcf)

(M$)_ _

(M$)

PROVED

Developed Producing

Oil and Gas Reserves

15.711

9.661

506.626

348.593

Net operating income is total net sales less net lease operating expenses, ad valorem taxes, and severance or production taxes. Net operating income is the amount, exclusive of state and federal income taxes, which will accrue to the subject interests from continued operation of the properties to depletion. The discounted cashflow value reported above should not be construed to represent an estimate of the fair market value by Shumway Resources, LLC.

● Page 2

October 13, 2016

Table 1 in the appendix shows summary production and economic data for each property sorted alphabetically by property name.

SEC CONFORMANCE AND REGULATIONS

The reserve classifications and the economic considerations used herein conform to the criteria of the

SEC as defined in the Appendices and the report was prepared for inclusion as an exhibit in a filing with the United States SEC. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes, and royalties in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

CLASSIFICATION OF RESERVES

Reserves assigned to the CCEG interest in the subject wells have been classified as “developed oil and gas reserves” as promulgated by the Securities and Exchange Commission. Developed oil and gas

reserves are defined as reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

RESERVE ESTIMATION METHODS

Production performance methods were used to estimate the future producing reserves in this evaluation. Most of the properties have been producing for a considerable length of time and have very well defined production decline trends. Reserves attributable to these wells were based on extrapolation of that trend to an economic limit. If insufficient production data was present wells were assigned zero production forecasts. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to have a relatively high degree of accuracy.

BACKGROUND

This report is concerned with 45 oil and gas properties in which CCEG owns varying interests. These wells are located in the United States of America in the following states; Kansas, Louisiana, Ohio,

Pennsylvania, Texas, and Wyoming.

Operators for the various properties include: 7711 Corporation, Breitburn Energy, Cabot Oil and Gas

Corporation, Chrisjo Energy Inc., Cortex Oil and Gas, Earthwise Energy Inc., ES Nichols

Exploration, Grand Operating Inc., Hill Inc., Houghton Investments, Kelly Oil and Gas Corporation,

RTex, Schreiner Oil and Gas Inc., Sonterra Energy Corporation, Verona (Chrisjo), Williams

Production Company, and Woolsey Petroleum Corporation.

The following table presents the geographical distribution of wells included in the reserve estimation and the future net income, the present value of future net income discounted 10% (PV10), and the percentage of the total PV10 attributable to the wells in each state.

State	Number of Wells	Oil (Mbbl)	Gas (MMcf)	Future Net Income M$	Present Value of Future Net Income Discounted 10% (PV10) M$	Percent of Total Future Net Income Discounted 10%
Kansas	8	0.581	2.039	26.742	21.603	6.2
Louisiana	2	0.002	.016	0.000	0.000	0.0
Ohio	2	0.006	.025	0.000	0.000	0.0
Pennsylvania	4	0.000	0.000	0.000	0.000	0.0
Texas	20	3.270	7.220	127.363	101.806	29.2
Wyoming	9	11.852	0.363	352.521	225.184	64.6
TOTALS	45	15.711	9.661	506.626	348.593	100.0

● Page 3

October 13, 2016

HYDROCARBON PRICING

The Securities and Exchange Commission Guidelines require that year-end benchmark pricing be employed in the annual report for publicly held companies. This year-end benchmark pricing was calculated as the unweighted arithmetic average of the first day of month price for each month within the 12 month period prior to the end of the reporting period.

Future crude oil pricing was based on the 2014 year-end benchmark price of $94.99 per bbl (West

Texas Intermediate Crude - Cushing, Oklahoma). Future natural gas pricing was based on the 2014 year-end benchmark price of $4.35 per mcf (Henry Hub – Louisiana). Further adjustments were applied on a lease level basis for oil price differentials, gas price differentials, and heating values as furnished by your office. The volume weighted average realized price for crude oil was $84.08 per barrel and $4.43 per mcf for natural gas. Prices were not escalated.

OPERATING EXPENSES

The average monthly historical operating expenses provided by your office were used as-is for future operating expenses without verification, and future operating expenses were not escalated. Operating expenses were adjusted as necessary using Council of Petroleum Accountants Societies (COPAS)

overhead adjustment factors.

TAXES

Ad valorem taxes paid were included in the operating costs per well provided by your office and used as-is without verification. Future ad valorem taxes were accounted for in the future operating cost and were not escalated.

● Page 4

October 13, 2016

Severance taxes were deducted from future net income in accordance with applicable lease level severance tax rates based on information provided by your office and used as-is without verification.

Future severance taxes were not escalated.

OPERATING INTEREST

Net royalty interest (NRI) and working interest (WI) percentages for each well were provided by your office and used as-is without verification.

MISCELLANEOUS

Individual wells were not inspected by a representative of Shumway Resources, LLC, nor were they tested under our supervision. No attempt been made to determine whether the wells and facilities are in compliance with various regulations, nor have costs been included in the event they are not.

Possible environmental liability related to the properties has not been investigated nor considered. No value has been assigned to production facilities, salvageable material, or undeveloped acreage and future expenses for plugging and abandonment were not considered.

The reserve estimates were based on interpretations of factual data furnished by your office. We have used all the methods and procedures as we considered necessary under the circumstances to prepare the report. We believe that the assumptions, data, methods, and procedures were appropriate for the purposes served by this report. Production data, oil prices, oil price differentials, gas prices, gas price differentials, expense data, tax values, and ownership interests were supplied by your office and accepted as furnished. To some extent, information from public records was used to check and or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention that would cause us to believe we are not justified in relying on such data.

● Page 5

October 13, 2016

Shumway Resources, LLC is independent from CCEG and has no financial or other conflicts of interest with either party. Principals, officers, owners, members of Shumway Resources, LLC and their immediate families, and members of staff working on this engagement are not in any way, nor have been in any way, associated with CCEG and their management except in our capacity as an outside specialist.

Sincerely,

SHUMWAY RESOURCES, LLC

Martin R. Shumway, PE, CPG

Professional Qualifications of Martin R. Shumway, PE, CPG

President - Shumway Resources, LLC

Mr. Shumway has been involved in the resource industry for most of his career and has more than 20 years of experience in the mining and petroleum industries and has extensive experience with both exploration and development of oil and gas properties in the Appalachian Basin. He has completed numerous reserve evaluations, field studies, production studies, and geological evaluations of petroleum properties. Mr. Shumway earned his Bachelors and Master’s degree in Engineering from

The Ohio State University in Columbus, Ohio and is a licensed Professional Engineer (PE) in Ohio and holds certifications issued by the American Association of Petroleum Geologist (AAPG) as a

Certified Petroleum Geologist (CPG), the Society of Independent Professional Earth Scientists

(SIPES) as a Certified Professional Earth Scientist, and is an Associate Member of the International

Institute of Minerals Appraisers.

● Page 6

October 13, 2016

CAPITAL CITY ENERGY GROUP OIL AND NATURAL GAS RESERVES REPORT

EFFECTIVE DATE 12/31/2014

INDEX

APPENDICES

1. Methods Employed in the Estimation of Reserves

2. Reserve Definitions and Classifications

TABLES

Table 1. Capital City Energy Group – Reserves & Net Present Value As of December 31, 2014.

● Page 2

October 13, 2016

Table 1 in the appendix shows summary production and economic data for each property sorted alphabetically by property name.

SEC CONFORMANCE AND REGULATIONS

The reserve classifications and the economic considerations used herein conform to the criteria of the

SEC as defined in the Appendices and the report was prepared for inclusion as an exhibit in a filing with the United States SEC. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes, and royalties in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

CLASSIFICATION OF RESERVES

Reserves assigned to the CCEG interest in the subject wells have been classified as “developed oil and gas reserves” as promulgated by the Securities and Exchange Commission. Developed oil and gas

reserves are defined as reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

RESERVE ESTIMATION METHODS

Production performance methods were used to estimate the future producing reserves in this evaluation. Most of the properties have been producing for a considerable length of time and have very well defined production decline trends. Reserves attributable to these wells were based on extrapolation of that trend to an economic limit. If insufficient production data was present wells were assigned zero production forecasts. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to have a relatively high degree of accuracy.

BACKGROUND

This report is concerned with 45 oil and gas properties in which CCEG owns varying interests. These wells are located in the United States of America in the following states; Kansas, Louisiana, Ohio,

Pennsylvania, Texas, and Wyoming.

Operators for the various properties include: 7711 Corporation, Breitburn Energy, Cabot Oil and Gas

Corporation, Chrisjo Energy Inc., Cortex Oil and Gas, Earthwise Energy Inc., ES Nichols

Exploration, Grand Operating Inc., Hill Inc., Houghton Investments, Kelly Oil and Gas Corporation,

RTex, Schreiner Oil and Gas Inc., Sonterra Energy Corporation, Verona (Chrisjo), Williams

Production Company, and Woolsey Petroleum Corporation.

The following table presents the geographical distribution of wells included in the reserve estimation and the future net income, the present value of future net income discounted 10% (PV10), and the percentage of the total PV10 attributable to the wells in each state.

State	Number of Wells	Oil (Mbbl)	Gas (MMcf)	Future Net Income M$	Present Value of Future Net Income Discounted 10% (PV10) M$	Percent of Total Future Net Income Discounted 10%
Kansas	8	0.581	2.039	26.742	21.603	6.2
Louisiana	2	0.002	.016	0.000	0.000	0.0
Ohio	2	0.006	.025	0.000	0.000	0.0
Pennsylvania	4	0.000	0.000	0.000	0.000	0.0
Texas	20	3.270	7.220	127.363	101.806	29.2
Wyoming	9	11.852	0.363	352.521	225.184	64.6
TOTALS	45	15.711	9.661	506.626	348.593	100.0

● Page 3

October 13, 2016

HYDROCARBON PRICING

The Securities and Exchange Commission Guidelines require that year-end benchmark pricing be employed in the annual report for publicly held companies. This year-end benchmark pricing was calculated as the unweighted arithmetic average of the first day of month price for each month within the 12 month period prior to the end of the reporting period.

Future crude oil pricing was based on the 2014 year-end benchmark price of $94.99 per bbl (West

Texas Intermediate Crude - Cushing, Oklahoma). Future natural gas pricing was based on the 2014 year-end benchmark price of $4.35 per mcf (Henry Hub – Louisiana). Further adjustments were applied on a lease level basis for oil price differentials, gas price differentials, and heating values as furnished by your office. The volume weighted average realized price for crude oil was $84.08 per barrel and $4.43 per mcf for natural gas. Prices were not escalated.

OPERATING EXPENSES

The average monthly historical operating expenses provided by your office were used as-is for future operating expenses without verification, and future operating expenses were not escalated. Operating expenses were adjusted as necessary using Council of Petroleum Accountants Societies (COPAS)

overhead adjustment factors.

TAXES

Ad valorem taxes paid were included in the operating costs per well provided by your office and used as-is without verification. Future ad valorem taxes were accounted for in the future operating cost and were not escalated.

● Page 4

October 13, 2016

Severance taxes were deducted from future net income in accordance with applicable lease level severance tax rates based on information provided by your office and used as-is without verification.

Future severance taxes were not escalated.

OPERATING INTEREST

Net royalty interest (NRI) and working interest (WI) percentages for each well were provided by your office and used as-is without verification.

MISCELLANEOUS

Individual wells were not inspected by a representative of Shumway Resources, LLC, nor were they tested under our supervision. No attempt been made to determine whether the wells and facilities are in compliance with various regulations, nor have costs been included in the event they are not.

Possible environmental liability related to the properties has not been investigated nor considered. No value has been assigned to production facilities, salvageable material, or undeveloped acreage and future expenses for plugging and abandonment were not considered.

The reserve estimates were based on interpretations of factual data furnished by your office. We have used all the methods and procedures as we considered necessary under the circumstances to prepare the report. We believe that the assumptions, data, methods, and procedures were appropriate for the purposes served by this report. Production data, oil prices, oil price differentials, gas prices, gas price differentials, expense data, tax values, and ownership interests were supplied by your office and accepted as furnished. To some extent, information from public records was used to check and or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention that would cause us to believe we are not justified in relying on such data.

● Page 5

October 13, 2016

Shumway Resources, LLC is independent from CCEG and has no financial or other conflicts of interest with either party. Principals, officers, owners, members of Shumway Resources, LLC and their immediate families, and members of staff working on this engagement are not in any way, nor have been in any way, associated with CCEG and their management except in our capacity as an outside specialist.

Sincerely,

SHUMWAY RESOURCES, LLC

Martin R. Shumway, PE, CPG

Professional Qualifications of Martin R. Shumway, PE, CPG

President - Shumway Resources, LLC

Mr. Shumway has been involved in the resource industry for most of his career and has more than 20 years of experience in the mining and petroleum industries and has extensive experience with both exploration and development of oil and gas properties in the Appalachian Basin. He has completed numerous reserve evaluations, field studies, production studies, and geological evaluations of petroleum properties. Mr. Shumway earned his Bachelors and Master’s degree in Engineering from

The Ohio State University in Columbus, Ohio and is a licensed Professional Engineer (PE) in Ohio and holds certifications issued by the American Association of Petroleum Geologist (AAPG) as a

Certified Petroleum Geologist (CPG), the Society of Independent Professional Earth Scientists

(SIPES) as a Certified Professional Earth Scientist, and is an Associate Member of the International

Institute of Minerals Appraisers.

● Page 6

October 13, 2016

CAPITAL CITY ENERGY GROUP OIL AND NATURAL GAS RESERVES REPORT

EFFECTIVE DATE 12/31/2014

INDEX

APPENDICES

1. Methods Employed in the Estimation of Reserves

2. Reserve Definitions and Classifications

TABLES

Table 1. Capital City Energy Group – Reserves & Net Present Value As of December 31, 2014.

CAPITAL CITY ENERGY GROUP OIL AND NATURAL GAS RESERVES REPORT

EFFECTIVE DATE 12/31/2014

APPENDIX 1

Methods Employed in the Estimation of Reserves

CAPITAL CITY ENERGY GROUP OIL AND NATURAL GAS RESERVES REPORT

EFFECTIVE DATE 12/31/2014

APPENDIX 2

Reserve Definitions and Classifications

CAPITAL CITY ENERGY GROUP OIL AND NATURAL GAS RESERVES REPORT

EFFECTIVE DATE 12/31/2014

APPENDIX 2 – continued

Reserve Definitions and Classifications

WELL ID	OPERATOR	LEASE	STATE	COUNTY	TOWNSHIP	AVG MO. OPER. $	NET REV INT OIL %	NET REV INT GAS %	WRK INT %	GROSS OIL BBL	GROSS GAS MCF	NET OIL BBL	NET GAS MCF	NET REV. M$	NET EXP. M$	NET PROD TAXES M$	NET INCOME M$	NET PRESENT VALUE @ 10% M$
ALFR2H	Earthwise Energy	Alfred Kennon 2H	TX	Johnson	T Bell	2,919.67	0.01172	0.01172	0.01563	0	143	0	2	-	-	-	-	-
BLU103	Cabot/Breitburn Energy	Blue Forest 10-30	WY	Sweetwater	T25N-R110W	5,237.88	0.33671	0.33671	0.41827	0	569	0	192	-	-	-	-	-
BLU323	Cabot/Breitburn Energy	Blue Forest 32-33F	WY	Sweetwater	T25N-R110W	5,245.91	0.24625	0.24625	0.32476	0	621	0	153	-	-	-	-	-
CHARL1	7711	Charli 1 H	TX	Brazos	MA Foster	3,531.50	0.03750	0.03750	0.05000	14	28	1	1	-	-	-	-	-
DAVID1	7711	David 1 H	TX	Brazos	SF Austin	4,849.84	0.07500	0.07500	0.10000	56	365	4	27	-	-	-	-	-
DORADO	Kelly	Dorado ORRI	TX	Chambers	Galveston Bay	-	0.00250	0.00250	0.00000	0	0	0	0	0.000	-	0.000	0.000	0.000
ESTE5H	Grand	Estes 5H (Watkins Trust)	TX	Tarrant	JH Smallwood	14,282.42	0.02566	0.02566	0.03665	0	4,121	0	106	-	-	-	-	-
FOST1H	Earthwise Energy	Foster 1H	TX	Denton	A Cannon	18,911.42	0.00489	0.00489	0.00652	3	0	0	0	-	-	-	-	-
GILRP1	Schreiner	Gilbert Run Phase 1	PA	McKean	Bradford	2,789.51	0.03500	0.03500	0.04000	0	0	0	0	-	-	-	-	-
GILRP2	Schreiner	Gilbert Run Phase 2	PA	McKean	Bradford	2,750.94	0.03500	0.03500	0.04000	0	0	0	0	-	-	-	-	-
GILRP3	Schreiner	Gilbert Run Phase 3	PA	McKean	Bradford	1,813.37	0.03500	0.03500	0.04000	0	0	0	0	-	-	-	-	-
GILRP4	Schreiner	Gilbert Run Phase 4	PA	McKean	Bradford	1,791.04	0.03500	0.03500	0.04000	0	0	0	0	-	-	-	-	-
HARBAU	Woolsey (Chrisjo)	Harbaugh 1	KS	Barber	T34S-R12W	3,665.60	0.02000	0.02000	0.02500	4,017	23,150	80	463	9.266	6.048	0.406	2.812	2.414
JACKI1	7711	Jackie	TX	Brazos	GW Singleton	10,554.51	0.07028	0.07028	0.09370	3,811	0	268	0	23.837	18.790	1.099	3.948	3.748
JUSTI3	Verona (Chrisjo)	Justina Pitts 3	LA	Tensas	24-T12N-R10E	4,308.85	0.14250	0.14250	0.19000	7	114	1	16	-	-	-	-	-
KEYES1	ESNichols	Keyes 1	TX	Tom Green	ET Albott	1,969.59	0.08678	0.08678	0.11570	0	415	0	36	-	-	-	-	-
KEYES2	ESNichols	Keyes 2	TX	Tom Green	ET Albott	4,089.68	0.21750	0.21750	0.29000	9,280	5,721	2,018	1,244	185.125	109.113	8.692	67.321	54.343
KYRA1H	7711	Kyra 1 H	TX	Brazos	SF Austin	5,587.95	0.01875	0.01875	0.02500	34,713	22,929	651	430	59.825	27.800	2.812	29.213	19.536
LAKESA	Kelly	Lake Sabine ORRI	TX	Orange	Unknown	-	0.00005	0.00005	0.00000	1,802	4,142	0	0	0.009	-	0.000	0.008	0.008
LGHTSE1		Lightsey #1-RE	TX			14,005.00	0.01500	0.01500	0.02000	12,904	316,491	194	4,747	38.117	13.165	2.364	22.589	20.832
MANKIN	Williams	Mankin	WY	CBM	T48N-R74W	1,630.33	0.41000	0.41000	0.50000	0	18	0	7	-	-	-	-	-
MARG1H	7711	Margaux1 H	TX	Brazos	SF Austin	7,290.54	0.07028	0.07028	0.09370	0	0	0	0	-	-	-	-	-
MATHES	Williams	Mathes	WY	CBM	T48N-R74W	1,543.33	0.41000	0.41000	0.50000	0	24	0	10	-	-	-	-	-
MCDON1	Dave Hill	McDonald-Lees #1	OH	Licking	Union	6,357.50	0.08203	0.08203	0.10000	71	271	6	22	-	-	-	-	-
MESS1H	7711	Messina HOF	TX	Brazos	TM Splane	4,009.73	0.03375	0.03375	0.04500	6	0	0	0	-	-	-	-	-
MICHC1	Woolsey (Chrisjo)	Michel C1	KS	Barber	T34S-R11W	6,513.17	0.02000	0.02000	0.02500	21,096	50,470	422	1,009	42.111	18.400	1.841	21.871	17.262
MICHD1	Woolsey (Chrisjo)	Michael D1	KS	Barber	T34S-R11W	6,877.41	0.02000	0.02000	0.02500	1,364	11,993	27	240	3.528	2.751	0.155	0.623	0.595
NURSE1	Woolsey (Chrisjo)	Nurse 1	KS	Barber	T34S-R11W	5,398.64	0.02000	0.02000	0.02500	2,474	13,047	49	261	5.595	3.914	0.245	1.436	1.332
RALL1H	Grand	Rall Hagood 1H (East Lake)	TX	Tarrant	J Wilcox	11,831.75	0.00642	0.00642	0.00916	0	96,353	0	619	2.722	2.059	0.205	0.458	0.434
RALL2H	Grand	Rall Hagood 2H (West Lake)	TX	Tarrant	J Wilcox	11,611.96	0.00340	0.00340	0.00485	0	2,035	0	7	-	-	-	-	-
REED11	Sonterra/RTEX	Reed 11-19	WY	Niobrara	T40N-R64W	1,756.37	0.78698	0.78698	0.89940	11,563	0	9,100	0	750.533	398.078	45.482	306.972	182.914
ROBST2	Kelly	Robstown 2	TX	Nueces	JL DeHerrera	6,151.48	0.00750	0.00750	0.01000	17,500	0	131	0	11.682	7.320	0.538	3.824	2.902
SALLY3	Sonterra/RTEX	Sally 3-7	WY	Niobrara	T40N-R64W	6,499.01	0.74201	0.74201	0.89940	3,639	0	2,700	0	222.711	163.666	13.496	45.549	42.270
SEABA1	7711	Seaback 1H	TX	Brazos	TM Splane	826.85	0.00094	0.00094	0.00125	131	800	0	1	0.014	0.010	0.001	0.003	0.003
SLIVK1	Houghton Investments	Slivka, (K) 1	OH	Morgan	Meigville	1,735.24	0.08750	0.08750	0.10000	0	30	0	3	-	-	-	-	-
SMLI22-2	Cortex Energy	SMLI Fields 22-2	LA	Beauregard		3,546.28	0.00000	0.16080	0.16080	0	0	1	0	-	-	-	-	-

TABLE 1. CAPITAL CITY ENERGY GROUP - RESERVES & NET PRESENT VALUE AS OF DECEMBER 31, 2014

10/13/2016

Table 1

Page 1 of 2                                                         Prepared by: Shumway Resources, LLC

WELL ID	OPERATOR	LEASE	STATE	COUNTY	TOWNSHIP	AVG MO. OPER. $	NET REV INT OIL %	NET REV INT GAS %	WRK INT %	GROSS OIL BBL	GROSS GAS MCF	NET OIL BBL	NET GAS MCF	NET REV. M$	NET EXP. M$	NET PROD TAXES M$	NET INCOME M$	NET PRESENT VALUE @ 10% M$
SUMMA1	Woolsey (Chrisjo)	Summers A1	KS	Barber	T34S-R11W	10,267.39	0.02000	0.02000	0.02500	31	1,457	1	29	-	-	-	-	-
SUZIE1	7711	Susie Q 1 H	TX	Brazos	Francis Quota	3,036.99	0.03896	0.03896	0.05195	29	0	1	0	-	-	-	-	-
THUMPE	7711	Thumper 1 H	TX	Brazos	JD Allcom	2,795.37	0.07500	0.07500	0.10000	21	0	2	0	-	-	-	-	-
WILEA1	Woolsey (Chrisjo)	Wiley Trust A1	KS	Barber	T34S-R11W	11,383.78	0.02000	0.02000	0.02500	9	958	0	19	-	-	-	-	-
WILEB1	Woolsey (Chrisjo)	Wiley Trust B1	KS	Barber	T34S-R11W	8,016.99	0.02000	0.02000	0.02500	44	523	1	10	-	-	-	-	-
WILETR	Woolsey (Chrisjo)	Wiley Trust 1	KS	Barber	T34S-R11W	5,911.82	0.02000	0.02000	0.02500	1	348	0	7	-	-	-	-	-
WYOM14	Sonterra/RTEX	Wyoming Federal 14-13	WY	Niobrara	T40N-R64W	1,041.73	0.65656	0.65656	0.89940	0	0	0	0	-	-	-	-	-
WYOM23	Sonterra/RTEX	Wyoming Federal 23-13	WY	Niobrara	T40N-R64W	2,977.24	0.73301	0.73301	0.89940	44	0	32	0	-	-	-	-	-
WYOM24	Sonterra/RTEX	Wyoming Federal 24-13	WY	Niobrara	T40N-R64W	1,790.30	0.69704	0.69704	0.89940	28	0	19	0	-	-	-	-	-

TABLE 1. CAPITAL CITY ENERGY GROUP - RESERVES & NET PRESENT VALUE AS OF DECEMBER 31, 2014

124,656

557,138  15,711

9,661

1,355.077

771.115

77.337

506.626

348.593

10/13/2016

Table 1

Page 2 of 2                                                         Prepared by: Shumway Resources, LLC